EXHIBIT 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 November 2021 for use in the group’s share saving plan have on 18 November 2021 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,896,124 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act